SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
NATIONAL PROPERTY INVESTORS 8

(Name of Subject Company)
NATIONAL PROPERTY INVESTORS 8

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Income Fund 23, LLC, MP Value Fund 6, LLC, MPF Acquisition Co. 3, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 8,976 units of limited partnership interest (“Units”) of National Property Investors 8, at a price of $50.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between May 30, 2007 and July 16, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of May 30, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”).
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is National Property Investors 8, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of May 30, 2007, 44,882 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s managing general partner is NPI Equity Investments, Inc. (“NPI Equity” or the “Managing General Partner”), a Florida corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $50.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on May 30, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the Managing General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership

Agreement provides for payments to affiliates for services and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the Managing General Partner receive 5% of gross receipts from the Partnership’s property as compensation for providing property management services. The Partnership paid to such affiliates approximately $21,000 and $20,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $82,000 and $204,000 for the years ended December 31, 2006 and 2005, respectively.
     Affiliates of the Managing General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $18,000 and $14,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $55,000 and $247,000 for the years ended December 31, 2006 and 2005, respectively. A portion of these reimbursements for the three months ended March 31, 2007 and 2006 and for the years ended December 31, 2006 and 2005 is compensation for construction management services provided by an affiliate of the Managing General Partner of approximately $3,000, $1,000, $5,000 and $92,000, respectively. Approximately $399,000 of accountable administrative expenses remain unpaid at March 31, 2007.
     For services relating to the administration of the Partnership and operation of its property, the Managing General Partner is entitled to receive payment for non-accountable expenses up to a maximum of $150,000 per year of distributions from operations based upon the number of Partnership units sold, subject to certain limitations. The Managing General Partner was not entitled to receive a reimbursement during the three months ended March 31, 2007 and 2006 or for the years ended December 31, 2006 and 2005 because there were no distributions from operations during these periods.
     For managing the affairs of the Partnership, the Managing General Partner is entitled to receive a partnership management fee. The fee is equal to 4% of the Partnership’s adjusted cash from operations, as defined in the Partnership Agreement, in any year, provided that 50% of the fee shall not be paid until the Partnership has distributed to the limited partners adjusted cash from operations in such year which is equal to 5% of the limited partners’ adjusted invested capital, as defined, on a non-cumulative basis. In addition, 50% of the fee shall not be paid until the Partnership has distributed to the limited partners adjusted cash from operations in such year which is equal to 8% of the limited partners’ adjusted invested capital on a non-cumulative basis. The fee shall be paid when adjusted cash from operations is distributed to the limited partners. The Managing General Partner was not entitled to receive this fee during the three months ended March 31, 2007 and 2006 or for the years ended December 31, 2006 and 2005.
     NPI Equity, on behalf of the Partnership and certain affiliated partnerships, has established a revolving credit facility (the “Partnership Revolver”) to be used to fund deferred maintenance and working capital needs of the Partnership and certain other affiliated partnerships in the National Property Investors Partnership Series.
     The maximum draw available to the Partnership under the Partnership Revolver is $500,000. Loans under the Partnership Revolver will have a term of 365 days, be unsecured and bear interest at the prime rate plus 2% (10.25% at March 31, 2007) per annum. The maturity date of any such borrowing accelerates in the event of: (i) the removal of NPI Equity as the managing general partner (whether or not for cause); (ii) the sale or refinancing of a property by the Partnership (whether or not a borrowing under the Partnership Revolver was made with respect to such property); or (iii) the liquidation of the Partnership. The Managing General Partner exceeded this credit limit during 2005. There were no advances received from the Managing General Partner during the three months ended March 31, 2007 and 2006. However, the Managing General Partner advanced the Partnership approximately $407,000 under the Partnership Revolver during the year ended December 31, 2005. In addition, the Managing General Partner advanced approximately $903,000 for costs associated with the redevelopment project at Huntington Athletic Club Apartments. The redevelopment project was completed during the year ended December 31, 2005. The Managing General Partner advanced the Partnership approximately $121,000 during the year ended December 31, 2006 to fund operating expenses at Huntington Athletic Club Apartments. During the year ended December 31, 2005, the Partnership made payments on the outstanding loans and accrued interest of approximately $2,995,000. There were no payments made on outstanding loans during the three months ended March 31, 2007 nor the year ended December 31, 2006. Interest expense during the three months ended March 31, 2007 and 2006 and for the years ended December 31, 2006 and 2005 was approximately $8,000, $4,000, $21,000 and $204,000, respectively. At March 31, 2007, the amount of the outstanding advances and accrued interest was approximately $331,000.
     Upon sale of Partnership property, the Managing General Partner will be entitled to an incentive compensation fee equal to a declining percentage of the difference between the total amount distributed to limited partners and the appraised value of their investment at February 1, 1992. The percentage amount to be realized by the Managing General Partner, if any, will be dependent upon the year in which the property is sold. Payment of the incentive compensation fee is subordinated to the receipt by the limited partners, of: (a) distributions from capital transaction proceeds of an amount equal to their present appraised investment in the Partnership at February 1, 1992; and (b) distributions from all sources (capital transactions as well as cash flow) of an amount equal to six percent (6%) per annum cumulative, noncompounded, on their present appraised investment in the Partnership at February 1, 1992. No incentive compensation fee was accrued related to the sale of Williamsburg on the Lake Apartments during 2005.
     The Partnership insures its property up to certain limits through coverage provided by Apartment Investment and Management Company (“AIMCO”), which is generally self-insured for a portion of losses and liabilities related to workers’ compensation, property casualty, general liability and vehicle liability. The Partnership insures its property above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Managing General Partner. During the three months ended March 31, 2007, the Partnership was charged by AIMCO and its affiliates approximately $48,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2007 as other insurance policies renew later in the year. The Partnership was charged by AIMCO and its affiliates approximately $43,000 and $87,000 for insurance coverage and fees associated with policy claims administration during the years ended December 31, 2006 and 2005, respectively.

     In addition to its indirect ownership of the general partner interest in the Partnership, AIMCO and its affiliates owned 27,772 Units in the Partnership representing 61.88% of the outstanding Units at March 31, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Managing General Partner. As a result of its ownership of 61.88% of the outstanding Units, AIMCO and its affiliates are in a position to influence all voting decisions with respect to the Partnership. However, DeForest Ventures II L.P., from whom an affiliate of AIMCO and the Managing General Partner, through its merger with Insignia, acquired 16,447 Units, had agreed for the benefit of third party unitholders, that it would vote these Units: (i) against any increase in compensation payable to the Managing General Partner or to its affiliates; and (ii) on all other matters submitted by it or its affiliates, in proportion to the votes cast by third party Unit holders. Except for the foregoing, no other limitations are imposed on AIMCO or its affiliates’ right to vote each Unit held. Although the Managing General Partner owes fiduciary duties to the limited partners of the Partnership, the Managing General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the Managing General Partner, as managing general partner, to the Partnership and its limited partners may come into conflict with the duties of the Managing General Partner to AIMCO as its sole stockholder.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of June 11, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     Not applicable.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of June 11, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 9. EXHIBITS.

(a)(1)	Letter to the Unit Holders of the Partnership, dated June 11, 2007.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 11, 2007

NATIONAL PROPERTY INVESTORS 8
By:	NPI Equity Investments, Inc.
(Managing General Partner)

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President